SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM 11-K


(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [FEE REQUIRED]
    For the fiscal year ended December 31, 1994

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]
    For the transition period from                  to


Commission File No. 1-10410


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                     The Promus Companies Incorporated
                        Savings and Retirement Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     The Promus Companies Incorporated
                              1023 Cherry Road
                         Memphis, Tennessee  38117

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  ----------------------------------------


To the Trustees of The Promus Companies Incorporated
  Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of THE PROMUS COMPANIES INCORPORATED SAVINGS AND RETIREMENT PLAN as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the three years ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Promus Companies Incorporated Savings and Retirement Plan as of
December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for each of the three years ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments as of December 31, 1994 (Exhibit I) and of reportable transactions for the year ended December 31, 1994 (Exhibit II) are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                 ARTHUR ANDERSEN LLP



Memphis, Tennessee,
  June 1, 1995.



                                                       THE PROMUS COMPANIES INCORPORATED
                                                          SAVINGS AND RETIREMENT PLAN
                                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                               DECEMBER 31, 1994

                                                            Diversified     Long-term         Income
                                   Promus     Aggressive          Stock          Bond     Investment     Treasury     Executive
                               Stock Fund     Stock Fund           Fund          Fund           Fund         Fund     Life Fund
                               ----------     ----------    -----------     ---------     ----------     --------     ---------
                                                                                                                       (Note 4)
ASSETS
Investments (Notes 1 and 2)
  Promus common stock        $172,725,711     $        -    $         -    $        -    $         -  $         -   $         -
  Mutual funds                          -      1,881,506     29,932,696     1,323,359              -   13,898,472             -
  Bonds                                 -              -              -             -     56,805,021            -             -
  Guaranteed investment
    contracts                           -              -              -             -      8,913,105            -    10,940,544
  Temporary investments         1,306,439         35,086        224,963        12,383        381,819      103,194        76,453

Receivables
  Due from participants
    (Note 1)                            -              -              -             -              -            -             -
  Due from Promus                 123,953          2,695         20,210           770         35,993        8,854        45,100
  Due (to) from other funds     2,506,902        371,973     (1,451,312)      477,612     (1,233,751)    (713,436)       92,831
  Contributions                         -              -              -             -              -            -             -
  Other                             1,294             35            222            13            378          103             -

Accrued interest and dividends          -              -              -             -        175,721            -             -
Cash                               81,839              -              -             -        118,664            -             -
                             ------------     ----------    -----------    ----------    -----------  -----------   -----------
    Total assets              176,746,138      2,291,295     28,726,779     1,814,137     65,196,950   13,297,187    11,154,928
                             ------------     ----------    -----------    ----------    -----------  -----------   -----------
LIABILITIES
Advances from Promus                    -              -              -             -              -            -    (3,056,000)
Bank overdrafts                  (966,627)       (25,960)      (166,449)       (9,162)      (282,506)     (76,353)            -
Accrued expenses                 (193,699)        (4,769)       (34,901)       (1,725)       (94,146)     (15,499)            -
Accounts payable                  (52,016)           (11)        (7,591)           (4)        (6,691)      (1,547)            -
Unposted contributions               (213)        (1,860)        (3,544)       (1,174)        (1,181)      (2,817)            -
                             ------------     ----------    -----------    ----------    -----------  -----------   -----------
  Total liabilities            (1,212,555)       (32,600)      (212,485)      (12,065)      (384,524)     (96,216)   (3,056,000)
                             ------------     ----------    -----------    ----------    -----------  -----------   -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS              $175,533,583     $2,258,695    $28,514,294    $1,802,072    $64,812,426  $13,200,971   $ 8,098,928
                             ============     ==========    ===========    ==========    ===========  ===========   ===========



                                  ESOP Fund     Loan Fund            Total
                                  ---------     ---------     ------------
ASSETS
Investments (Notes 1 and 2)
  Promus common stock           $14,396,395   $         -     $187,122,106
  Mutual funds                            -             -       47,036,033
  Bonds                                   -             -       56,805,021
  Guaranteed investment
    contracts                             -             -       19,853,649
  Temporary investments                   -             -        2,140,337

Receivables
  Due from participants
    (Note 1)                              -    21,846,770       21,846,770
  Due from Promus                         -             -          237,575
  Due (to) from other funds         (50,819)            -                -
  Contributions                     537,441             -          537,441
  Other                              34,246             -           36,291

Accrued interest and dividends            -             -          175,721
Cash                                 55,708             -          256,211
                                -----------   -----------     ------------
    Total assets                 14,972,971    21,846,770      336,047,155
                                -----------   -----------     ------------
LIABILITIES
Advances from Promus                      -             -       (3,056,000)
Bank overdrafts                           -             -       (1,527,057)
Accrued expenses                          -             -         (344,739)
Accounts payable                    (20,046)            -          (87,906)
Unposted contributions                    -             -          (10,789)
                                -----------   -----------     ------------
  Total liabilities                 (20,046)            -       (5,026,491)
                                -----------   -----------     ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                 $14,952,925   $21,846,770     $331,020,664
                                ===========   ===========     ============

The accompanying Notes to Financial Statements are an integral part of this statement.



                                           THE PROMUS COMPANIES INCORPORATED
                                              SAVINGS AND RETIREMENT PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                    DECEMBER 31, 1993


                                             Diversified         Income
                                   Promus          Stock     Investment      Treasury      Executive
                               Stock Fund           Fund           Fund          Fund      Life Fund
                             ------------    -----------    -----------    ----------    -----------
                                                                                           (Note 4)
ASSETS
Investments (Notes 1 and 2)
  Guaranteed investment
    contracts                $          -    $         -    $24,591,922    $        -    $11,014,122
  Bonds                                 -              -     37,642,524             -              -
  Mutual funds                          -     28,323,337              -     8,546,564              -
  Promus common stock         255,810,210              -              -             -              -
  Temporary investments         1,166,643        169,352        335,282        39,344              -

Receivables
  Due from participants
    (Note 1)                            -              -              -             -              -
  Due from Promus                 181,109         26,290         52,049         6,108        140,529
  Due (to) from other funds     3,901,984     (1,097,124)    (2,284,011)     (551,351)       (10,357)
  Contributions                         -              -              -             -              -
  Other                            11,941          1,733          3,432           403              -

Accrued interest and dividends          -              -        105,635             -              -
Cash                               27,132          3,678        100,743           854              -
                             ------------    -----------    -----------    ----------    -----------
  Total assets                261,099,019     27,427,266     60,547,576     8,041,922     11,144,294
                             ------------    -----------    -----------    ----------    -----------

LIABILITIES
Advances from Promus                    -              -              -             -     (2,700,400)
Bank overdrafts                  (531,090)       (77,094)      (152,630)      (17,911)             -
Accrued expenses                  (75,875)       (11,014)       (21,805)       (2,559)             -
Accounts payable                  (50,650)        (7,352)       (14,558)       (1,707)             -
                             ------------    -----------    -----------    ----------    -----------
  Total liabilities              (657,615)       (95,460)      (188,993)      (22,177)    (2,700,400)
                             ------------    -----------    -----------    ----------    -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS              $260,441,404    $27,331,806    $60,358,583    $8,019,745    $ 8,443,894
                             ============    ===========    ===========    ==========    ===========


                                   ESOP Fund       Loan Fund         Total
                                  ----------     -----------   -----------
ASSETS
Investments (Notes 1 and 2)
  Guaranteed investment
    contracts                    $         -     $         -   $35,606,044
  Bonds                                    -               -    37,642,524
  Mutual funds                             -               -    36,869,901
  Promus common stock             22,310,033               -   278,120,243
  Temporary investments                    -               -     1,710,621

Receivables
  Due from participants
    (Note 1)                               -      20,184,547    20,184,547
  Due from Promus                          -               -       406,085
  Due (to) from other funds           40,859               -             -
  Contributions                      730,722               -       730,722
  Other                                    -               -        17,509

Accrued interest and dividends             -               -       105,635
Cash                                  69,147               -       201,554
                                 -----------     -----------   -----------
  Total assets                    23,150,761      20,184,547   411,595,385
                                 -----------     -----------   -----------

LIABILITIES
Advances from Promus                       -               -    (2,700,400)
Bank overdrafts                            -               -      (778,725)
Accrued expenses                           -               -      (111,253)
Accounts payable                           -               -       (74,267)
                                 -----------     -----------   -----------
  Total liabilities                        -               -    (3,664,645)
                                 -----------     -----------   -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                  $23,150,761     $20,184,547  $407,930,740
                                 ===========     ===========  ============

The accompanying Notes to Financial Statements are an integral part of this statement.

                                                               THE PROMUS COMPANIES INCORPORATED
                                                                  SAVINGS AND RETIREMENT PLAN
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                               FOR THE YEAR ENDED DECEMBER 31, 1994

                                                            Diversified     Long-term        Income
                                   Promus     Aggressive          Stock          Bond    Investment     Treasury     Executive
                               Stock Fund     Stock Fund           Fund          Fund          Fund         Fund     Life Fund
                             ------------     ----------    -----------    ----------    ----------  -----------   -----------
                                                                                                                     (Note 4)
NET INVESTMENT INCOME
  Interest                   $     74,748     $      145    $     8,842    $      102   $ 4,274,148  $     4,484    $    2,875
  Dividends                             -              -        603,276        11,584             -      456,209             -
                             ------------     ----------    -----------    ----------   -----------  -----------    ----------
                                   74,748            145        612,118        11,686     4,274,148      460,693         2,875
                             ------------     ----------    -----------    ----------   -----------  -----------    ----------
REALIZED GAIN (LOSS) ON
  INVESTMENTS
    Aggregate proceeds         17,486,151              -      3,124,163             -     2,879,687            -             -
    Aggregate cost (at
      average cost)             5,599,712              -      2,717,751             -     2,971,295            -             -
                             ------------     ----------    -----------    ----------   -----------  -----------    ----------
        Net realized
          gain (loss)          11,886,439              -        406,412             -       (91,608)           -             -
                             ------------     ----------    -----------    ----------   -----------  -----------    ----------
UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                 (92,596,671)       (28,813)    (2,382,635)        9,075    (2,262,385)           -             -
                             ------------     ----------    -----------    ----------   -----------  -----------    ----------
CONTRIBUTIONS
  Participants                 13,313,390         73,357      2,166,085        24,815     3,617,185      751,342             -
  Promus                        9,058,805         47,402      1,415,552        17,370     2,575,445      621,675             -
                             ------------     ----------    -----------    ----------   -----------  -----------    ----------
                               22,372,195        120,759      3,581,637        42,185     6,192,630    1,373,017             -
OTHER
  Distributions to
    participants and
    beneficiaries             (13,819,311)           (91)    (2,121,419)         (549)   (5,767,763)  (1,145,732)     (286,300)
  Transfers between funds     (12,149,250)     2,173,104      1,222,398     1,741,979     2,482,193    4,539,095       (61,541)
  Administrative expenses        (675,971)        (6,409)      (136,023)       (2,304)     (373,372)     (45,847)            -
                             ------------     ----------    -----------    ----------   -----------  -----------    ----------
NET INCREASE (DECREASE)
  IN PLAN EQUITY              (84,907,821)     2,258,695      1,182,488     1,802,072     4,453,843    5,181,226      (344,966)
PLAN EQUITY, beginning
  of period                   260,441,404              -     27,331,806             -    60,358,583    8,019,745     8,443,894
                             ------------     ----------    -----------    ----------   -----------  -----------    ----------
PLAN EQUITY, end
  of period                  $175,533,583     $2,258,695    $28,514,294    $1,802,072   $64,812,426  $13,200,971    $8,098,928
                             ============     ==========    ===========    ==========   ===========  ===========    ==========

                                 ESOP Fund      Loan Fund           Total
                               -----------    -----------     -----------
NET INVESTMENT INCOME
  Interest                     $         -    $ 1,616,847    $  5,982,191
  Dividends                              -              -       1,071,069
                               -----------    -----------    ------------
                                         -      1,616,847       7,053,260
                               -----------    -----------    ------------
REALIZED GAIN (LOSS) ON
  INVESTMENTS
    Aggregate proceeds           1,276,173              -      24,766,174
    Aggregate cost (at
      average cost)                693,131              -      11,981,889
                               -----------    -----------    ------------
        Net realized
          gain (loss)              583,042              -      12,784,285
                               -----------    -----------    ------------
UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                   (8,085,372)             -    (105,346,801)
                               -----------    -----------    ------------
CONTRIBUTIONS
  Participants                           -              -      19,946,174
  Promus                           540,119              -      14,276,368
                               -----------    -----------    ------------
                                   540,119              -      34,222,542
OTHER
  Distributions to
    participants and
    beneficiaries               (1,242,271)             -     (24,383,436)
  Transfers between funds            6,646         45,376               -
  Administrative expenses                -              -      (1,239,926)
                               -----------    -----------    ------------
NET INCREASE (DECREASE)
  IN PLAN EQUITY                (8,197,836)     1,662,223     (76,910,076)
PLAN EQUITY, beginning
  of period                     23,150,761     20,184,547     407,930,740
                               -----------    -----------    ------------
PLAN EQUITY, end
  of period                    $14,952,925    $21,846,770    $331,020,664
                               ===========    ===========    ============

The accompanying Notes to Financial Statements are an integral part of this statement.



                                            THE PROMUS COMPANIES INCORPORATED
                                               SAVINGS AND RETIREMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          FOR THE YEAR ENDED DECEMBER 31, 1993


                                             Diversified         Income
                                   Promus          Stock     Investment      Treasury      Executive
                               Stock Fund           Fund           Fund          Fund      Life Fund
                             ------------    -----------    -----------    ----------    -----------
                                                                                            (Note 4)
NET INVESTMENT INCOME
  Interest                   $     57,729    $    11,007    $ 5,417,520    $    2,834    $         -
  Dividends                             -      1,316,933              -       252,130              -
                             ------------    -----------    -----------    ----------    -----------
                                   57,729      1,327,940      5,417,520       254,964              -
                             ------------    -----------    -----------    ----------    -----------
REALIZED GAIN ON
  INVESTMENTS
    Aggregate proceeds            766,992      7,069,666     13,463,687             -              -
    Aggregate cost (at
      average cost)               237,349      5,676,111     13,412,626             -              -
                             ------------    -----------    -----------    ----------    -----------
        Net realized gain         529,643      1,393,555         51,061             -              -
                             ------------    -----------    -----------    ----------    -----------
UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                 141,189,725      1,162,165       (372,908)            -              -
                             ------------    -----------    -----------    ----------    -----------
CONTRIBUTIONS
  Participants                 10,272,010      2,218,795      5,018,471       550,236              -
  Promus                        6,771,138      1,498,809      3,648,463       376,139              -
                             ------------    -----------    -----------    ----------    -----------
                               17,043,148      3,717,604      8,666,934       926,375              -
OTHER
  Distributions to
    participants and
    beneficiaries             (12,017,273)    (1,429,370)    (9,271,491)     (447,890)      (641,197)
  Transfers between funds      33,131,262     (3,497,702)   (29,676,055)   (1,365,973)    (1,418,656)
  Administrative expenses        (237,245)      (104,785)      (362,359)      (25,691)             -
                             ------------    -----------    -----------    ----------    -----------
NET INCREASE (DECREASE)
  IN PLAN EQUITY              179,696,989      2,569,407    (25,547,298)     (658,215)    (2,059,853)
PLAN EQUITY, beginning
  of period                    80,744,415     24,762,399     85,905,881     8,677,960     10,503,747
                             ------------    -----------    -----------    ----------    -----------
PLAN EQUITY, end of period   $260,441,404    $27,331,806    $60,358,583    $8,019,745    $ 8,443,894
                             ============    ===========    ===========    ==========    ===========

                                  ESOP Fund       Loan Fund          Total
                                 ----------     -----------   ------------
NET INVESTMENT INCOME
  Interest                      $         -     $ 1,426,920   $  6,916,010
  Dividends                               -               -      1,569,063
                                -----------     -----------   ------------
                                          -       1,426,920      8,485,073
                                -----------     -----------   ------------
REALIZED GAIN ON
  INVESTMENTS
    Aggregate proceeds            1,358,871               -     22,659,216
    Aggregate cost (at
      average cost)                 430,639               -     19,756,725
                                -----------     -----------   ------------
        Net realized gain           928,232               -      2,902,491
                                -----------     -----------   ------------
UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                    12,983,985               -    154,962,967
                                -----------     -----------   ------------
CONTRIBUTIONS
  Participants                            -               -     18,059,512
  Promus                          1,496,842               -     13,791,391
                                -----------     -----------   ------------
                                  1,496,842               -     31,850,903
OTHER
  Distributions to
    participants and
    beneficiaries                (1,250,746)              -    (25,057,967)
  Transfers between funds           (14,880)      2,842,004              -
  Administrative expenses                 -               -       (730,080)
                                -----------     -----------   ------------
NET INCREASE (DECREASE)
  IN PLAN EQUITY                 14,143,433       4,268,924    172,413,387
PLAN EQUITY, beginning
  of period                       9,007,328      15,915,623    235,517,353
                                -----------     -----------   ------------
PLAN EQUITY, end of period      $23,150,761     $20,184,547   $407,930,740
                                ===========     ===========   ============

The accompanying Notes to Financial Statements are an integral part of this statement.

                                               THE PROMUS COMPANIES INCORPORATED
                                                  SAVINGS AND RETIREMENT PLAN
                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                             FOR THE YEAR ENDED DECEMBER 31, 1992


                                             Diversified         Income
                                   Promus          Stock     Investment      Treasury      Executive
                               Stock Fund           Fund           Fund          Fund      Life Fund
                             ------------    -----------    -----------    ----------    -----------
                                                                                           (Note 4)
NET INVESTMENT INCOME
  Interest                   $     62,606    $    33,880    $ 6,753,939    $    4,570    $         -
  Dividends                             -      1,057,141              -       191,286              -
                             ------------    -----------    -----------    ----------    -----------
                                   62,606      1,091,021      6,753,939       195,856              -
                             ------------    -----------    -----------    ----------    -----------
REALIZED GAIN (LOSS) ON
  INVESTMENTS
    Aggregate proceeds          4,637,439      3,800,686      7,900,016             -              -
    Aggregate cost (at
      average cost)             3,391,241      3,230,229      7,966,622             -              -
                             ------------    -----------    -----------    ----------    -----------
        Net realized gain
          (loss)                1,246,198        570,457        (66,606)            -              -
                             ------------    -----------    -----------    ----------    -----------
UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                  45,653,992        170,422        (62,769)            -              -
                             ------------    -----------    -----------    ----------    -----------
CONTRIBUTIONS
  Participants                  4,398,142      3,050,390      7,624,265       467,414              -
  Promus                        3,029,986      1,855,348      5,539,659       318,768              -
                             ------------    -----------    -----------    ----------    -----------
                                7,428,128      4,905,738     13,163,924       786,182              -
OTHER
  Distributions to
    participants and
    beneficiaries              (5,939,585)    (2,755,982)   (13,376,264)     (633,300)    (1,260,347)
  Transfers between funds         790,005       (670,269)    (9,127,815)    8,353,150         89,993
  Administrative expenses        (189,435)      (158,902)      (635,920)      (23,928)             -
                             ------------    -----------    -----------    ----------    -----------
NET INCREASE (DECREASE)
  IN PLAN EQUITY               49,051,909      3,152,485     (3,351,511)    8,677,960     (1,170,354)
PLAN EQUITY, beginning
  of period                    31,692,506     21,609,914     89,257,392             -     11,674,101
                             ------------    -----------    -----------    ----------    -----------
PLAN EQUITY, end of period   $ 80,744,415    $24,762,399    $85,905,881    $8,677,960    $10,503,747
                             ============    ===========    ===========    ==========    ===========

                                   ESOP Fund       Loan Fund          Total
                                  ----------     -----------   ------------
NET INVESTMENT INCOME
  Interest                        $        -     $ 1,281,871   $  8,136,866
  Dividends                                -               -      1,248,427
                                  ----------     -----------   ------------
                                           -       1,281,871      9,385,293
                                  ----------     -----------   ------------
REALIZED GAIN (LOSS) ON
  INVESTMENTS
    Aggregate proceeds             1,002,695               -     17,340,836
    Aggregate cost (at
      average cost)                1,386,096               -     15,974,188
                                  ----------     -----------   ------------
        Net realized gain
          (loss)                    (383,401)              -      1,366,648
                                  ----------     -----------   ------------
UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                      5,875,133               -     51,636,778
                                  ----------     -----------   ------------
CONTRIBUTIONS
  Participants                             -               -     15,540,211
  Promus                             351,784               -     11,095,545
                                  ----------     -----------   ------------
                                     351,784               -     26,635,756
OTHER
  Distributions to
    participants and
    beneficiaries                   (695,190)              -    (24,660,668)
  Transfers between funds             (4,646)        569,582              -
  Administrative expenses                  -               -     (1,008,185)
                                  ----------     -----------   ------------
NET INCREASE (DECREASE)
  IN PLAN EQUITY                   5,143,680       1,851,453     63,355,622
PLAN EQUITY, beginning
  of period                        3,863,648      14,064,170    172,161,731
                                  ----------     -----------   ------------
PLAN EQUITY, end of period        $9,007,328     $15,915,623   $235,517,353
                                  ==========     ===========   ============

The accompanying Notes to Financial Statements are an integral part of this statement.

                     THE PROMUS COMPANIES INCORPORATED
                        SAVINGS AND RETIREMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS
                             DECEMBER 31, 1994


NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of The Promus Companies Incorporated Savings and Retirement Plan (the "Plan") is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

The Plan

The Plan was established by The Promus Companies Incorporated effective February 6, 1990, to include eligible employees of The Promus Companies Incorporated and its affiliates ("Promus") for the primary purpose of allowing these employees to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the Internal Revenue Code. Promus matches the first six percent of eligible participant contributions to the Plan, defined as basic contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Investment Funds

By election of a participant, his or her account balances (contributions, Promus matching funds and accumulated earnings) can be invested in one or in a combination of up to six separate funds of the Plan in 10 percent units as follows:

   I. Promus Stock Fund - invested in Promus common stock which provides a return based on the change in market value of Promus' common stock, including any dividends declared thereon;

  II.   Aggressive Stock Fund - invested in the Delaware Trend
        Institutional Fund comprised primarily of a mix of common stocks of emerging and other growth-oriented companies, including securities convertible to common stocks;

 III. Diversified Stock Fund - invested mainly in stocks through mutual funds which provide a return based on the performance of the stocks included within the mutual funds, including dividends thereon;

  IV. Long-term Bond Fund - invested in the Vanguard Long-term Corporate Portfolio, a mutual fund with investments in a diversified mix of long-term investment grade bonds;

   V. Income Investment Fund - invested in intermediate term bonds and "guaranteed investment contracts" issued by major insurance companies and other financial institutions; or

  VI. Treasury Fund - invested in a money market mutual fund that invests solely in United States Treasury Department backed short-term securities issued by the United States Government.

The Plan also includes three other special purpose funds, as follows:

 VII. Executive Life Fund - segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 4 - Executive Life Investment for further details.

VIII. ESOP Fund - accounts for special contributions by Promus of its common stock or cash equivalents to eligible employees. The ESOP Fund was established within the Plan to serve as a means to monitor the accounts and records of the participants. Participants are not allowed to make contributions to their ESOP account and distributions can be made only after a participant terminates employment.

  IX. Loan Fund - separately tracks loans to participants as provided for under the Plan. See Loans in the Summary Description of the Plan for further details.

Plan Administration

The general administration of the Plan is the responsibility of its Trustees, who are appointed by the Promus Board of Directors, and who act as the Plan Administrator. The Trustees perform the duties and exercise the authority set forth in the Plan and Trustee Agreements. The Trustees have delegated certain of their authority to individuals for purposes of day-to-day administration.

Employee Eligibility, Vesting and Termination

Employees of Promus become eligible to join the Plan on the first entry date (January 1 or July 1) following completion of 12 months during which the employee is credited with at least 1,000 hours of service.
Participants vest in Promus matching contributions over seven calendar years of credited service as follows:
                                                      Vested
     Years of Credited Service                      Percentage
     -------------------------                      ----------

              One                                       10
              Two                                       20
              Three                                     30
              Four                                      40
              Five                                      60
              Six                                       80
              Seven                                    100

An employee's active participation in the Plan ceases upon separation of service at which time his or her vested account balance can then be withdrawn or remain in the Plan according to the Plan Document.

Plan Expenses

As sponsor of the Plan, Promus, through its wholly-owned subsidiary Embassy Suites, Inc. ("Embassy"), initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed Embassy for these costs in the amounts of approximately $1.2 million, $0.7 million and $1.0 million for 1994, 1993 and 1992, respectively. Such costs are reflected as administrative expenses in the accompanying statements of changes in net assets available for plan benefits.

Participants' Contributions and Withdrawals

During 1994, participants could elect to make basic contributions ranging from two to six percent of their eligible earnings, as defined. If a non-highly compensated participant is making basic pre-tax contributions of six percent of his earnings to the Plan, the participant could elect to make supplemental contributions of up to an additional 10% of which 8% can be pre-tax dollars. Highly compensated employees could contribute an additional 10% of after-tax dollars. Promus will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Promus contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and Internal Revenue Service rules. In-service withdrawals of pre-tax contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of basic after-tax and matching contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, Promus will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty. If a participant ceases to make contributions to the Plan, the participant's equity may remain constant, except for allocation of earnings, gains and losses on the Plan's investments.

In January 1995, the Plan made payments of approximately $0.5 million to participants for withdrawals which had been requested prior to December 31, 1994.

Allocation of Forfeitures and Net Plan Income

As required by the Plan, forfeited amounts attributed to non-vested Promus matching contributions of terminated employees will not be reallocated to remaining participants for a period of five years. Employees who return to service within that period will be credited, subject to further vesting, at the date of rehire with the unallocated equity amount. The total amount of potential forfeitures of terminated non-vested participants at December 31, 1994 was $3.0 million. Forfeitures are allocated to active participants based upon their total basic contributions for the year. The Plan Administrator reallocated approximately $0.7 million, $0.7 million and $0.6 million of forfeited funds during 1994, 1993 and 1992, respectively.

Net Plan income (i.e. unrealized appreciation/depreciation of investments, dividend and interest income, and realized gains or losses on the sale of investments) is allocated monthly to active participants based upon the individual's prior month-end equity balance. For purposes of calculating the realized gains or losses on investments, the Plan uses a cumulative average cost per share.

Loans

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of the participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which maximum is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear interest at a rate set by the Plan Administrator. This rate was changed on September 1, 1992 from 9.5% to 7.5%. Principal and interest paid by a participant are credited to the participant's account.

Reclassifications

Certain amounts for prior years have been reclassified to conform with the presentation for 1994.

NOTE 2 - VALUATION OF INVESTMENTS

Guaranteed investment contracts are stated at contract values. Investments in securities and mutual funds are stated at market values on December 31, 1994 and 1993.

NOTE 3 - EXCESS CONTRIBUTIONS

Plan participants received a refund of a portion of their contributions and attributable earnings totaling approximately $63,000, $68,000 and $134,000 in 1994, 1993 and 1992, respectively. These refunds were paid in accordance with Internal Revenue Code Section 401(m) which requires that certain nondiscriminatory tests related to the overall composition of participants' contributions be met and Section 415 which requires annual contributions not to exceed 25% of the participant's compensation, as defined.

NOTE 4 - EXECUTIVE LIFE INVESTMENT

On May 1, 1991, the Plan was amended to provide that approximately
$12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company ("Executive Life") and held in the Plan's Income Investment Fund would be frozen until such time as the contract is finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by Promus due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. Promus has agreed to pay to the Plan any deficiency between the $12.9 million and any amounts finally paid under the contract. Promus has also agreed to make interest free loans to the Plan, which are to be repaid out of any amounts received under the contract, so that persons who leave or who have already left Promus' employment may withdraw the vested portion of the Executive Life guaranteed investment contract, as well as other vested funds. Amounts loaned to the Plan are reflected in the accompanying statements of net assets available for plan benefits as Advances from Promus.

On September 3, 1993, the California Department of Insurance closed on a rehabilitation transaction with Aurora National Life Insurance Company ("Aurora"), whereby substantially all Executive Life assets and restructured liabilities were transferred to Aurora. Additionally, on September 3, 1993, Aurora made a payment of $1,864,150 to the Plan which reduced the principal of the Executive Life contract. Of this payment, $414,829 was paid to Promus to reduce the Advances from Promus balance.
The remaining amount was used to unfreeze part of the Executive Life Fund for each participant on a pro-rata basis. On February 4, 1994, the Plan elected to participate in an ongoing rehabilitation plan offered by Aurora. This plan provides for recovery of at least 77.7% of the March 31, 1991 book value. Promus remains liable to the Plan for any deficiency between the book value and amounts ultimately received. The restructured contract matures on September 3, 1998 and is presently earning interest at approximately 5 percent.

NOTE 5 - PLAN QUALIFICATION

The Plan is intended to satisfy the tax qualification requirements under
Section 401(a) of the Internal Revenue Code; therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under
Section 501(a). A favorable determination letter regarding the Plan's status, dated November 19, 1992, has been received from the Internal Revenue Service.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, Promus has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 7 - SUBSEQUENT EVENT

On January 30, 1995, Promus announced a plan to split the company into two independent public corporations (the "Spin-off"). Promus, to be renamed Harrah's Entertainment, Inc., will retain the casino entertainment business. Promus' hotel operations will be transferred to a newly created company, to be named Promus Hotel Corporation ("PHC"). The Spin-off will be completed on June 30, 1995. The agreements governing the terms of the Spin-off transaction require that the assets allocable to those participants in the Plan who become employees of PHC be transferred to a new savings and retirement plan (the "PHC Plan") to be established for the benefit of the eligible employees of PHC and its affiliates. The PHC Plan will contain the same provisions as the current Plan, including investment options and vesting and eligibility requirements. Concurrent with the completion of the Spin-off, the Plan will be renamed the Harrah's Entertainment Savings and Retirement Plan. Participants' investments in Promus common stock through the Promus Stock Fund and the ESOP Fund will be converted into investments in the common stock of their employer, either Harrah's Entertainment, Inc. or PHC, after the Spin-off.

                                                                  EXHIBIT I

                        THE PROMUS COMPANIES INCORPORATED
                           SAVINGS AND RETIREMENT PLAN
                             SCHEDULE OF INVESTMENTS
                             AS OF DECEMBER 31, 1994

                                                                   Contract/
                                                         Cost     Fair Value
                                                 ------------   ------------
GUARANTEED INVESTMENT CONTRACTS
  Executive Life Insurance Company (see Note)    $ 10,940,544   $ 10,940,544
  Hartford Life Insurance Company                   1,148,954      1,148,954
  Life Insurance Company of Georgia                 1,937,292      1,937,292
  Pan American Life Insurance Company               1,849,798      1,849,798
  Provident National Assurance Company              1,111,705      1,111,705
  Principal Mutual Life Insurance Company           2,865,356      2,865,356
                                                 ------------   ------------
                                                   19,853,649     19,853,649
                                                 ------------   ------------
BONDS
  Marinvest Intermediate Bond Fund                 59,349,902     56,805,021
                                                 ------------   ------------
MUTUAL FUNDS
  Delaware Trend Institutional Fund                 1,910,319      1,881,506
  State Street Bank Flagship Fund                  12,294,018     15,254,865
  CGM Mutual Fund                                  14,883,963     14,677,831
  Vanguard Long-term Corporate Portfolio            1,314,284      1,323,359
  Dreyfus Treasury Fund                            13,898,472     13,898,472
                                                 ------------   ------------
                                                   44,301,056     47,036,033
                                                 ------------   ------------
PROMUS COMMON STOCK
  Stock Fund                                       79,813,244    172,725,711
  ESOP Fund                                         7,491,024     14,396,395
                                                 ------------   ------------
                                                   87,304,268    187,122,106
                                                 ------------   ------------
TEMPORARY INVESTMENTS
  Fidelity Money Market Trust                       2,140,337      2,140,337
                                                 ------------   ------------
       Total investments                         $212,949,212   $312,957,146
                                                 ============   ============


- -----------

Note - See Note 4 in the accompanying Notes to Financial Statements regarding the valuation of Executive Life Insurance Company guaranteed investment contract.





                                                                                                     EXHIBIT II

                                                             THE PROMUS COMPANIES INCORPORATED
                                                                SAVINGS AND RETIREMENT PLAN
                                                            SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                                 Current
                                                                                                Value of
                                                                                 Cost of       Assets on
                                                Purchase         Selling          Assets     Transaction         Gain
              Description                          Price           Price            Sold            Date        (Loss)
- -----------------------------------------    -----------     -----------     -----------     -----------   ----------
Fidelity Money Market Trust
  Purchases                                  $65,755,217     $         -     $         -     $         -  $         -
  Sales                                                -      65,325,500      65,325,500      65,325,500            -

Marinvest Intermediate Bond Fund
  Purchases                                   24,396,178               -               -               -            -
  Sales                                                -       2,879,687       2,971,295       2,879,687      (91,608)
Promus Common Stock
  Purchases                                   15,964,237               -               -               -            -
  Sales                                                -      18,762,324       6,292,843      18,762,324   12,469,481





                                 Signature
                                 ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             THE PROMUS COMPANIES INCORPORATED
                             SAVINGS AND RETIREMENT PLAN


June 26, 1995
                             /s/ Michael N. Regan
                             ----------------------------------
                             Michael N. Regan
                             Authorized Trustee of the Plan and
                             Vice President and Controller of
                             The Promus Companies Incorporated

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated June 1, 1995, included in this Form 11-K for the year ended December 31, 1994 into The Promus Companies Incorporated's previously filed Registration Statement File No. 33-32865.



                                 ARTHUR ANDERSEN LLP


Memphis, Tennessee,
June 26, 1995.